[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 12, 2024

VIA EDGAR Lisa N. Larkin United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:    Prospect Capital Corporation (the “Company”)
    Preliminary Proxy Statement Filed on March 1, 2024
Dear Ms. Larkin:
We are in receipt of oral comments provided by you on March 8, 2024 regarding the Company’s preliminary proxy statement filed on March 1, 2024 (the “Proxy Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Proxy Statement discussed below. These changes will be reflected in the Company’s definitive proxy statement.

The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Proxy Statement.

Ms. Larkin
March 12, 2024

Comments
1.Under the section “Notice of Special Meeting of Stockholders,” in the third paragraph starting with the discussion that the Special Meeting will be held on the Internet, please add the technical support phone numbers.
The Company has communicated with Broadridge Financial Solutions (“Broadridge”), who is running the virtual website for the Special Meeting, and respectfully notes that Broadridge has advised against including the technical support phone numbers because the phone numbers are always subject to change between the printing and mailing of the definitive proxy statement and the date of the Special Meeting. For the reason discussed above, the Company respectfully declines to update the disclosure.
2.Under the section “Notice of Special Meeting of Stockholders,” the fourth paragraph discusses the 16-digit control numbers, please confirm that the 16-digit control numbers will be provided with the final proxy statement.
The Company confirms that the 16-digit control numbers will be provided on the final proxy cards or notices mailed to the Company’s shareholders.
3.Under the section “Vote Required,” in the last sentence of the first paragraph, please remove the discussion of broker non-votes as the Company does not expect there to be any broker non-votes.
The Company has updated the disclosure in accordance with your comment.
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Ms. Larkin
March 12, 2024

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836.
Sincerely,
/s/ Kenneth E. Burdon
Kenneth E. Burdon